March 25, 2019

Mr. James Giugliano

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Boot Barn Holdings, Inc.
Form 10-K for Fiscal Year Ended March 31, 2018
Filed May 16, 2018
File No. 001-36711

Dear Mr. Giugliano:

The following sets out the response of Boot Barn Holdings, Inc. (the “Company”) to the comment set forth in your letter dated March 21, 2019, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 (the “Fiscal 2018 10-K”).  For ease of review, we have set out the comment together with the Company’s response.

Form 10-K for Fiscal Year Ended March 31, 2018

Management’s Discussion and Analysis - Same store sales, page 39

1.              We note your same store sales metric includes e-commerce sales.  Please quantify and disclose the impact of including e-commerce sales in your same store sales metric.  Please also include similar disclosure in your filings and releases on Forms 10-Q and 8-K.

Response:

The Company intends to include disclosure prospectively, substantially in the following form in the Management’s Discussion and Analysis section of its upcoming Annual Report on Form 10-K for fiscal 2019, and will include similar disclosure in its subsequent Forms 10-Q, 10-K  and 8-K filings.

“Fiscal 2019 compared to Fiscal 2018”

Net sales. Net sales in fiscal 2019 [increased/decreased] by $     million, or    %, to $     million compared to $677.9 million in fiscal 2018. Consolidated same store sales [increased/decreased]    %. Excluding the impact of the    % [increase/decrease] in e-commerce same store sales, same-store sales [increased/decreased] by   %. [Discussion to follow.]

“Fiscal 2018 compared to Fiscal 2017” (See page 43 of 2018 10-K)

Net sales. Net sales in fiscal 2018 increased by $48.1 million, or 7.6%, to $677.9 million compared to $629.8 million in fiscal 2017. Consolidated same store sales increased 5.2%.  Excluding the impact of the 1.2% increase in e-commerce same store sales, same-store sales increased by 6.1%. Net sales increased due to the increase in same store sales, the sales contribution from five new stores opened over the past twelve months and the four stores acquired from Wood’s Boots, and sales from the Country Outfitter site that was acquired in February 2017. Sales growth was partially offset by sales from the 53rd week in the prior-year.

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If there are any questions, please contact the undersigned at 949-453-4421, or Jim Watkins, VP of Investor Relations and External Reporting, at 949-453-4428.

Very truly yours,

/s/ Gregory V. Hackman
Gregory V. Hackman
Chief Financial Officer and Secretary